SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                 Commission File Number  0-18377


         (Check one):               |X| Form 10-K and Form 10-KSB
                                    o  Form 20-F
                                    o  Form N-SAR
                                    o  Form 11-K
                                    o   Form 10-Q and Form 10-QSB

         For period ended                              June 30, 1997

         o        Transition Report on Form 10-K and 10-KSB
         o        Transition Report on Form 20-F
         o        Transition Report on Form 11-K
         o        Transition Report on Form 10-Q and Form 10-QSB
         o        Transition Report on Form N-SAR

         For the transition period ended

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:  Nona Morelli's II Inc.

         Former name if applicable

         Address of principal executive office (Street and Number)

          2 Park Plaza, Suite 470

         City, State and Zip Code:  Irvine, California 92614

                                                           [NM\12B25:63096K.12B]

                                     PART II

                             RULE 12b-25(b) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         o        (a)      The  reasons  described  in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         |X|      (b)      The  subject   annual report,   semi -annual  report,
                           transition report on Forms 10-K,  10-KSB,  20-F, 11-K
                           or Form N-SAR, or portion thereof will be filed on or
                           before the 15th calendar day following the prescribed
                           due  date;  or  the  subject   quarterly   report  or
                           transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |X|      (c)      The  accountant's statement or other exhibit required
                           by Rule 12b-25(C) has been attached if applicable.



                                    PART III

                                    NARRATIVE

                 See Part IV and attached accountant's statement



                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                  FRED G. LUKE               (714)                833-5381
                  ------------            -----------        ------------------
                     (Name)               (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   |X| Yes       o   No

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



         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   |X|  Yes    o  No


                  During the year ended June 30, 1997, the Registrant sold it's controlling interest in Group V Corporation (formerly, NuOasis Gaming, Inc) and purchased Casino Management of America, Inc. As a result, it is anticipated that the earnings statements will reflect the sale and acquisition compared to the prior year. Additionally, the Registrant is awaiting the audit results on its foreign subsidiaries to complete it's audit and, depending upon the outcome of this information, the earnings statement of the Registrant may significantly change from prior fiscal year as the Registrant increased its ownership interest in its overseas subsidiaries during fiscal year 1997.



                             Nona Morelli's II Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 27, 1996               By:  /s/  Fred G. Luke
                                                  -----------------------------
                                                  Fred G. Luke, Chairman and CEO

                                                           [NM\12B25:63096K.12B]

                               HASKELL & WHITE LLP
                          Certified Public Accountants
                                4901 Birch Street
                             Newport Beach CA 92660
                   Telephone (714) 833-8312 Fax (714) 833-9421


                               September 29, 1997




Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Nona Morelli's II, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended June 30, 1997, because our firm has not yet completed our audit of the financial statements of the Registrant for the year ended June 30, 1997 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statement  made by the  Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because our audit is based, in part, on the work of other auditors who have not yet completed their auditing procedures and, as a result, we have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.

                                        Very truly yours,



                                        /s/  HASKELL & WHITE LLP
                                             Certified Public Accountants

                                                           [NM\12B25:63096K.12B]